Exhibit 99.1

Notice of Redemption

for

Deutsche Bank Capital Funding Trust X

Wilmington, Delaware, U.S.A.

32,200,000 7.35% Noncumulative Trust Preferred Securities

(Liquidation Preference Amount USD 25 per Trust Preferred Security)

ISIN US25154D1028

WKN A0M7PZ

Common Code 033098731

The Regular Trustees and the Property Trustee of Deutsche Bank Capital Funding Trust X have been notified that on 17 March 2014, Deutsche Bank AG will redeem its Initial Debt Securities and Deutsche Bank Capital Funding LLC X will redeem its Class B Preferred Securities. We therefore hereby give notice that subject to receipt of the Redemption Price in full by the Property Trustee, the 32,200,000 7.35% Noncumulative Trust Preferred Securities, issued by Deutsche Bank Capital Funding Trust X on 15 November 2007, will be redeemed on 17 March 2014 at their liquidation preference amount of USD 25 per Trust Preferred Security. All regulatory preconditions are met.

February 2014	Deutsche Bank Capital Funding Trust X